Exhibit 12

ARGO-TECH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	October 25,	October 26,	October 27,	October 28,	October 30,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)
Historical:
Income from operations	$26,835	$27,832	$38,159	$25,352	$33,846
Other, net	(529)	(97)	(51)	(402)	(516)

Earnings as Adjusted	$27,364	$27,929	$38,210	$25,754	$34,362

Fixed charges:
Interest expense	$21,257	$21,434	$24,534	$25,644	$25,003

Ratio of Earnings to Fixed Charges	1.3x	1.3x	1.6x	1.0x	1.4x